UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):	OMB APPROVAL
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SEC FILE NUMBER 000-52775

CUSIP NUMBER 674811 104

[   ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[ X     ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: September 30, 2013

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

OCEAN ELECTRIC INC.
Full Name of Registrant

N/A
Former Name if Applicable

112 North Curry Street
Address of Principal Executive Office (Street and Number)

Carson City, Nevada 89703
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒

(a) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, verification and review of the information required to be presented in the Form 10-Q has required additional time rendering timely filing of the Form 10-Q impracticable without undue hardship and expense to the Registrant.

(Attach Extra Sheets if Needed)

PART IV – OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Ricardo Prats	(775)	321-8216
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).    xYes     ¨No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    xYes     ¨No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended September 30, 2013, the Registrant had a net loss of approximately $419,932, as compared to a net loss of approximately $1,589,752for the three months ended September 30, 2012.  The Registrant did not report any revenues for the three and nine months ended September 30, 2013.  The decrease in net loss was due to the decrease in management fees, which was paid in common stock.  The Registrant also anticipates the following significant changes in assets and liabilities in comparison to the same quarter last year:

-          Cash of approximately $4,304 in comparison to $587,623 for the nine month period last year.
-          No prepaid expenses in comparison to $1,500,000, which was related to the management fees, for the nine month period last year
-          Total liabilities of $529,536 in comparison to $1,313,476 for the nine month period last year.

OCEAN ELECTRIC INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

OCEAN ELECTRIC INC.

Date: November 14, 2013	By:	/s/ Ricardo Prats
	Title.:	Ricardo Prats President

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